Exhibit 99.115

Note: [01 Mar 2017] – The following is a consolidation of 13-501F1. It incorporates amendments to this document that came into effect on March 1, 2017. This consolidation is provided for your convenience and should not be relied on as authoritative.

FORM 13-501F1

CLASS 1 REPORTING ISSUERS AND CLASS 3B REPORTING ISSUERS –

PARTICIPATION FEE

MANAGEMENT CERTIFICATION

I, Mauro Ferrara, an officer of the reporting issuer noted below have examined this Form 13-501F1 (the Form) being submitted hereunder to the Alberta Securities Commission and certify that to my knowledge, having exercised reasonable diligence, the information provided in the Form is complete and accurate.

“Mauro Ferrara”		March 25, 2021
Name:	Mauro Ferrara	Date:
Title:	CFO

Reporting Issuer Name:	Bitfarms Ltd.

End date of previous financial year:	December 31, 2020

Type of Reporting Issuer:	☒ Class 1 reporting issuer	☐ Class 3B reporting issuer

Highest Trading Marketplace:	TSXV

Market value of listed or quoted equity securities:

Equity Symbol	BITF

1st Specified Trading Period	(dd/mm/yy)	01/01/2020 to	31/03/2020

Closing price of the security in the class or series on the last trading day of the specified trading period in which such security was listed or quoted on the highest trading marketplace	(i)	$0.4200

Number of securities in the class or series of such security outstanding at the end of the last trading day of the specified trading period	(ii)	84,620,630

Market value of class or series (A)	(i) x (ii)	$35,540,664.6

2nd Specified Trading Period	(dd/mm/yy)	01/04/2020 to	30/06/2020

Closing price of the security in the class or series on the last trading day of the specified trading period in which such security was listed or quoted on the highest trading marketplace	(iii)	$0.3800

Number of securities in the class or series of such security outstanding at the end of the last trading day of the specified trading period	(iv)	84,720,630

Market value of class or series (B)	(iii) x (iv)	$32,193,839.4

3rd Specified Trading Period	(dd/mm/yy)	01/07/2020 to	30/09/2020

Closing price of the security in the class or series on the last trading day of the specified trading period in which such security was listed or quoted on the highest trading marketplace	(v)	$0.3050

Number of securities in the class or series of such security outstanding at the end of the last trading day of the specified trading period	(vi)	85,720,630

Market value of class or series (C)	(v) x (vi)	$26,144,792.15

4th Specified Trading Period	(dd/mm/yy)	01/10/2020 to	31/12/2020

Closing price of the security in the class or series on the last trading day of the specified trading period in which such security was listed or quoted on the highest trading marketplace	(vii)	$2.5000

Number of securities in the class or series of such security outstanding at the end of the last trading day of the specified trading period	(viii)	88,939,359

Market value of class or series (D)	(vii) x (viii)	$222,348,397.5

5th Specified Trading Period	(dd/mm/yy)	to

Closing price of the security in the class or series on the last trading day of the specified trading period in which such security was listed or quoted on the highest trading marketplace	(ix)	$

Number of securities in the class or series of such security outstanding at the end of the last trading day of the specified trading period	(x)

Market value of class or series (E)	(ix) x (x)	$

Average Market Value of Class or Series (Calculate the simple average of the market value of the class or series of security for each applicable specified trading period (i.e. A through E above)) (1)			$79,056,923.41

(Repeat the above calculation for each other class or series of equity securities of the reporting issuer (and a subsidiary, if applicable) that was listed or quoted on a marketplace at the end of the previous financial year)

Fair value of outstanding debt securities:

(Provide details of how value was determined)			$(2)
Capitalization for the previous financial year	(1) + (2)		$79,056,923.41

Participation Fee			$3,000.0000

Late Fee, if applicable		$

Total Fee Payable			$3,000.0000
(Participation Fee plus Late Fee)

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